BINGHAM McCUTCHEN LLP
                               150 FEDERAL STREET
                                BOSTON, MA 02110


                                         April 15, 2005

VIA EDGAR
Alison White, Esq.
Division of Investment Management
Securities and Exchange Commission
Division of Investment Management
901 East St.
Washington, DC  20004

         Re:      Diversified Investors Strategic Variable Funds
                  Registration Statement on Form N-3
                  (File Nos. 33-08543 and 811-07717)

                  Diversified Investors Variable Funds
                  Registration Statement on Form N-4
                  (File Nos. 33-73734 and 811-8264)

Dear Ms. White:

         This letter relates to the Diversified Investors Strategic Variable Funds and the Diversified Investors Variable Funds, both separate accounts established by Transamerica Financial Life Insurance Company under New York Insurance Law (the "Funds"). As requested, we are filing our responses to your comments on the Funds' filings filed under Rule 485(a)(1) on March 1, 2005. Our response to your comments are follows:

   1. The Funds intend to add a statement to the cover page of the Prospectus explaining that the Funds make available their Statement of Additional Information ("SAI") and annual and semi-annual reports, free of charge, on the Funds' website.

   2. The Funds intend to add a statement to the Prospectus explaining that a description of the Funds' policies and procedures with respect to disclosure of portfolio securities is available in the Funds' Statement of Additional Information.

   3. With regard to section of the Prospectus entitled "Frequent Allocations of Purchase Payments," the Funds intend to add disclosure to indicate that because the Funds apply their policies in a discretionary manner, different account holders may be treated differently.

   4. With respect to each portfolio where investment decisions are made by a committee of subadvisory personnel, the Funds intend to provide the information required by Item 6(e) and Instruction 2 thereto of Form N-3 for each member of the committee, or for the five members with the most significant responsibility for the day-to-day management of the portfolio, as applicable.

   5. The Funds intend to provide the information required by Item 22 of Form N-3 with respect to all portfolio managers identified in response to
         Item 6(e) of Form N-3. As you requested, we will provide you with a draft copy of this disclosure. Additionally, as you are aware, the Funds have also added disclosure regarding material conflicts of interest by Rule 485(a) filing filed with the Commission on April 12, 2005.

   6. The Funds intend to disclose the principal business address of the Funds' accountants.

   7. You requested that the Funds submit a letter to the Commission that contains certain "Tandy" acknowledgements now requested by the Staff of the Commission. Attached hereto is the letter containing the requested acknowledgements.

         Please call the undersigned at 617-951-8567 with any questions.

                                         Sincerely,

                                         /s/ Paul B. Raymond

                                         Paul B. Raymond

Enclosures

                 Diversified Investors Strategic Variable Funds
                      Diversified Investors Variable Funds
                            Four Manhattanville Road
                            Purchase, New York 10577


                                          April 15, 2005

VIA EDGAR
Alison White, Esq.
Division of Investment Management
Securities and Exchange Commission
Division of Investment Management
901 East St.
Washington, DC  20004

         Re:      Diversified Investors Strategic Variable Funds
                  Registration Statement on Form N-3
                  (File Nos. 33-08543 and 811-07717)

                  Diversified Investors Variable Funds
                  Registration Statement on Form N-4
                  (File Nos. 33-73734 and 811-8264)

Dear Ms. White:

         In response to a request from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in connection with its review of the post-effective amendments filed under Rule 485(a)(1) by the Diversified Investors Strategic Variable Funds and the Diversified Investors Variable Funds (each a "Registrant") on March 1, 2005, each Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

   (a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

   (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

   (c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the

      United States.


                                Sincerely,


                                Diversified Investors Strategic Variable Funds


                                By: /s/ Robert F. Colby
                                    -------------------------------
                                    Robert F. Colby
                                    Secretary


                                Diversified Investors Variable Funds


                                By: /s/ Robert F. Colby
                                    -------------------------------
                                    Robert F. Colby
                                    Secretary